Exhibit 99.2

CRH MEDICAL CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2016

The following management discussion and analysis (“MD&A”) should be read in conjunction with CRH Medical Corporation’s (the “Company” or “CRH”) audited annual financial statements for the years ended December 31, 2016 and 2015. The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Unless otherwise specified, all financial data is presented in United States dollars. This MD&A is as of February 22, 2017.

Additional information related to the Company, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Information included or incorporated by reference in this report may contain forward-looking statements. This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “plan,” “intend” or “project” or the negative of these words or other variations on these words or comparable terminology. Certain risks underlying our assumptions are highlighted below; if risks materialize, or if assumptions prove otherwise to be untrue, our results will differ from those suggested by our forward looking statements and our results and operations may be negatively affected. Forward looking statements in this report include statements regarding profitability, additional acquisitions, increasing revenue and Operating EBITDA, continued growth of our business in line with historical growth rates, trends in our industry, financing plans, our anticipated needs for working capital and leveraging our capabilities. Actual events or results may differ materially from those discussed in forward-looking statements. There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

Forward-looking information reflects current expectations of management regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: our need for additional financing and our estimates regarding our capital requirements, future revenues and profitability; if our GI Anesthesia partner volume does not grow as expected, or decreases, this could impact revenue and profitability; If we are unable to identify GI Anesthesia businesses to acquire, or are unable to complete transactions, this could impact our future revenue growth and profitability; unfavourable economic conditions could have an

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adverse effect on our business; risks related to covenants and events of default under the Company’s Credit Facilities; risks related to increased leverage resulting from incurring additional debt; the policies of health insurance carriers may affect the amount of revenue the Company receives; our ability to successfully market and sell our products and services; we may be subject to competition and technological risk which may impact the price and amount of product we can sell and nature of services we can provide; regulatory changes that are unfavorable in the states where our operations are concentrated; our ability to and the cost of compliance with extensive existing regulation and any changes or amendments thereto; changes within the medical industry and third-party reimbursement policies and our estimates of associated timing and costs with the same; risks related to the Affordable Care Act (the “ACA”) in terms of patient volume and reimbursement and the corresponding effect on our business; changes in key United States federal or state laws, rules, and regulations; our ability to establish, maintain and defend intellectual property rights; risks related to United States antitrust regulations; risks related to record keeping and confidentiality by our affiliated physicians; our ability to recruit and retain qualified physicians to provide our services; risks related to our affiliated physicians leaving our affiliated ASCs; our ability to enforce non-competition and other restrictive covenants in our agreements; Contracts with ASCs, such as those acquired with Gastroenterology Anesthesia Associates, LLC,  or other customers may be terminated, or may not be renewed, by the counterparty; risks related to corporate practice of medicine and our ability to renew and maintain agreements with anesthesiologists and other contractors; our ability and forecasts of expansion and the Company’s management of anticipated growth; risks related to our dependence on complex information systems; our senior management has been key to our growth and we may be adversely affected if we are unable to retain them, conflicts of interest develop or we lose any key member of our senior management; risks associated with manufacture of our products and our economic dependence on suppliers; changes in the industry and the economy may affect the Company’s business; risks related to the competitive nature of the medical industry; evolving regulation of corporate governance and public disclosure may result in additional corporate expenses; adverse events relating to our product or services could result in risks relating to product liability, medical malpractice, other legal claims, insurance, product recalls and other liabilities; various risks associated with legal, regulatory or investigative proceedings; risks associated with governmental investigations into marketing and other business practices; we are subject to health and safety risks within our industry; our ability to successfully identify and complete future transactions and integrate our acquisitions; anti-takeover provisions create risks related to lost opportunities; we may not continue to attract gastroenterologists (“GIs”) and other licensed providers to purchase and use the CRH O’Regan System or to provide our services resulting in slower than expected growth; risks associated with the trading of our common shares on a public marketplace which could result in changes to stock prices unrelated to our performance; risks related to adverse movements in foreign currency exchange rates; risks related to maintaining our foreign private issuer status enabling us to maintain lower costs of compliance; risks related to writing-off intangible assets and the associated charges to net income; risks related to the reduction in the reimbursement of anesthesia procedure codes; changes in our effective income tax rates; risks related to our ability to manage third-party service providers; risks related to the failure of our employees and third-party contractors to appropriately record or document services that they provide; and risks related to criminal or civil sanctions in connection with failure to comply with privacy regulations regarding the use and disclosure of patient information. For a complete discussion of the Company's business including the assumptions and risks set out above, see the Company's annual information form which is available on SEDAR at www.sedar.com.

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OVERVIEW

CRH Medical Corporation is a North American company focused on providing physicians with innovative services and products for the treatment of gastrointestinal diseases. In 2014, CRH acquired a full service gastroenterology anesthesia company, Gastroenterology Anesthesia Associates, LLC (“GAA”), which provides anesthesia services for patients undergoing endoscopic procedures and has complemented this acquisition with nine additional acquisitions of anesthesia companies since GAA. Anesthesia assisted endoscopies make these procedures more comfortable for patients and allow gastroenterologists to perform more procedures. The Company’s goal is to establish CRH as the premier provider of innovative products and essential services to gastroenterologists throughout the United States. The Company’s product distribution strategy focuses on physician education, patient outcomes, and patient awareness. The Company’s CRH O’Regan System, is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I – IV.  CRH distributes the CRH O’Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves.

The Company has financed its cash requirements primarily from revenues generated from the sale of its product directly to physicians, anesthesia revenue, equity financings, debt financings and a revolving credit facility.  The Company’s ability to maintain the carrying value of its assets is dependent on successfully marketing its products and services and maintaining future profitable operations, the outcome of which cannot be predicted at this time.  The Company has also stated its intention to acquire or develop additional anesthesia businesses. In the future, it may be necessary for the Company to raise additional funds for the continuing development of its business plan, including additional acquisitions.

For further information about CRH Medical Corporation, including the Company’s Annual Information Form, please visit the Company website at www.crhmedcorp.com or www.sedar.com, or email us at info@crhmedcorp.com.

RECENT EVENTS

During 2016 and thus far in 2017, the Company continued in its goal of consolidating the highly fragmented gastroenterology anesthesia provider business by acquiring three additional gastroenterology anesthesia services providers. These acquisitions were financed, in part, via an extension of the Company’s syndicated credit facility with the Bank of Scotia (the “Scotia Facility”) to $55,000,000.

DDAB, LLC (“DDAB”) – February 2017

In February 2017, a subsidiary of the Company entered into an asset contribution and exchange agreement to acquire a 51% interest in DDAB LLC (“DDAB”), a gastroenterology anesthesia services provider in Decatur, Georgia. The purchase consideration, paid via cash, for the acquisition of the Company’s 51% interest was $4,089,791. The preliminary estimate of the exclusive professional service agreement acquired as part of this acquisition is $8,019,198.

Austin Gastroenterology Anesthesia Associates, PLLC (“AGAA”) – May 2016

In May 2016, a subsidiary of the Company entered into an asset contribution and exchange agreement to acquire 51% of the ownership interest in Austin Gastroenterology Anesthesia Associates, PLLC (“AGAA”), an anesthesia provider servicing two gastroenterology ambulatory surgical centers in Texas. The total purchase price under the asset contribution and exchange

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agreement was $17,200,000 and was paid via a combination of cash and deferred cash consideration.

Community Anesthesia, PLLC (“Community”) – June 2016

In June 2016, a subsidiary of the Company entered into a membership interest purchase agreement to acquire 65% of the ownership interest of Community Anesthesia, PLLC (“Community”), a gastroenterology anesthesia provider servicing four ambulatory surgical centers in Massachusetts. The total purchase price under the membership interest purchase agreement was $13,636,639, paid via cash.

Arapahoe Gastroenterology Anesthesia Associates, LLC (“Arapahoe”) – June 2016

At the end of June 2016, a subsidiary of the Company entered into an asset purchase and exchange agreement to acquire 51% of the ownership interest of Arapahoe Gastroenterology Anesthesia Associates, LLC (“Arapahoe”), a gastroenterology anesthesia provider serving one ambulatory surgical center in Colorado. The total purchase price under the asset purchase agreement was $3,700,000, paid via cash.

Scotia Facility Amendment – June 2016

In June 2016, the Company amended its credit facility with the Bank of Nova Scotia. The facility was amended to include a syndicate with US Bank and was increased from $33,000,000 to $55,000,000. As at December 31, 2016, the Company had drawn $29,000,000 under the facility.

The contribution from anesthesia acquisitions completed in the prior year and in the current year continue to have a positive impact on the Company. Total anesthesia revenue for the year ended December 31, 2016 was $67,821,879, an increase of $31,325,844 from 2015. The contribution from anesthesia acquisitions completed in the prior year and in the first half of 2016 has also had a positive impact, increasing net income attributable to shareholders to $10,564,233 for the year from $3,076,191 in 2015.

Product revenue remains strong, increasing by 10% in contrast with 2015. This is a reflection of the continuing successful execution of the Company’s direct to physician program.

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NON-IFRS FINANCIAL MEASURES

In addition to results reported in accordance with IFRS, the Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include Adjusted operating EBITDA and Adjusted Operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.

The Company defines Adjusted operating EBITDA as operating earnings before interest, taxes, depreciation and related expenses, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Adjusted operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses Adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

The Company defines Adjusted operating expenses as operating expenses before expenses related to acquisitions, stock based compensation, depreciation and related expenses, amortization and asset impairment charges. Adjusted operating expenses is presented on a basis consistent with the Company’s internal management reports. The Company discloses Adjusted operating expenses to capture the non-operational expenses of the business before the impact of items not considered by management to impact operating decisions. The Company also discloses Adjusted operating expenses by segment.

Adjusted operating EBITDA and Adjusted operating expenses do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

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SELECTED FINANCIAL INFORMATION

	2016	2015	2014

Anesthesia services revenue	$67,821,879	$36,496,035	$3,386,073
Product sales revenue	10,532,753	9,552,445	8,598,097
Total revenue	78,354,632	46,048,480	11,984,170

Total operating expenses - unadjusted	53,599,792	32,617,293	9,006,277
Adjusted operating expenses[1]
Anesthesia services	29,767,269	15,528,409	1,255,193
Product sales	4,059,858	3,723,633	3,868,830
Corporate	3,037,177	2,764,803	2,164,053
Total Adjusted operating expenses[1]	36,864,304	22,016,845	7,288,076

Operating income	24,754,840	13,431,186	2,977,893

Adjusted operating EBITDA[2] – non-controlling interest[3]	9,119,211	607,289	-
Adjusted operating EBITDA[2] - shareholders of the Company	32,371,117	23,424,346	4,696,094
Adjusted operating EBITDA[2] - total	41,490,328	24,031,635	4,696,094

Net and comprehensive income	$16,076,328	$3,259,828	$1,498,153
Attributable to:
Shareholders of the Company	10,564,233	3,076,191	1,498,153
Non-controlling interest[3]	5,512,095	183,637	-

Adjusted Operating EBITDA[2] per share attributable to shareholders:
Basic	$0.451	$0.345	$0.096
Diluted	$0.436	$0.331	$0.094

Earnings per share attributable to shareholders:
Basic	$0.147	$0.045	$0.031
Diluted	$0.142	$0.043	$0.030

Total assets	$163,538,882	$104,495,278	$78,964,290
Total non-current liabilities	$54,523,444	$39,389,376	$46,950,391
Total liabilities	$66,612,595	$47,520,913	$60,176,928

[1]	Adjusted operating expenses: This is a non-IFRS measure defined as operating expenses before acquisition related expenses, stock based compensation, depreciation and related expenses, amortization and asset impairment charges. Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.
[2]	Adjusted operating EBITDA: This is a non-IFRS measure defined as operating income before interest, taxes, depreciation and related expenses, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.
[3]	Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

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RESULTS OF OPERATIONS – three months and year ended December 31, 2016

Except where otherwise indicated, all financial information discussed below is 100% of the consolidated results of the Company and includes both the Company’s interest in subsidiaries, as well as the interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

Revenue

Revenues for the year ended December 31, 2016 were $78,354,632 compared to $46,048,480 for the year ended December 31, 2015. Revenues for the three months ended December 31, 2016 were $25,822,103 compared to $13,927,531 for the comparable period in 2015. The increase in revenues is mainly attributable to revenue contributions from the anesthesia service businesses acquired by the Company in the first, third and fourth quarters of 2015 in addition to the acquisitions completed in May and June 2016.

Revenues from anesthesia services for the year ended December 31, 2016 were $67,821,879 compared to $36,496,035 for the prior year. Revenues for the three months ended December 31, 2016 were $23,008,147 compared to $11,329,699 for the three months ended December 31, 2015. As above, the increases above are a result of the Company’s anesthesia acquisitions throughout 2015 and 2016. The Company expects revenue from anesthesia services to continue to increase through organic growth in patient cases and deployment of available capital for future acquisitions.

For the twelve months ended December 31, 2016 there were no material changes in reimbursement rates for any of the payors related to our anesthesia business. There was, however in the first quarter of the year, a change in the payor mix in our GAA business as a result of the renewal process that individuals and companies go through each year in selecting their plans and providers. It is normal that there can be payor mix changes, especially due to the nature of the renewal process, and such changes can have either a positive or negative impact or no impact at all on our business. With respect to GAA, the average revenue per case declined by 9% compared to 2015, which was offset by an increase in patient cases of 6%. The Company’s continued expansion of its anesthesia business has and is expected, in future, to mitigate the effect these kinds of changes in payor mix can have on our financial results.

In the year ended December 31, 2016, the anesthesia services segment serviced 141,020 patient cases. In the fourth quarter of the year, the anesthesia services segment serviced 45,041 patient cases.

The tables below summarizes our approximate payor mix as a percentage of patient cases for the years ended December 31, 2016 and 2015 and for the fourth quarters of 2016 and 2015:

	Three months ended		Years ended
Payor	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Medicare	23.7%	27.8%	27.4%	27.2%
Medicaid	2.4%	3.2%	2.8%	4.1%
Commercial and other	73.9%	69.0%	69.8%	68.7%
Total	100.0%	100.0%	100.0%	100.0%

In the table above, the year ended December 31, 2015 is primarily comprised of GAA payor data due to the timing of acquisitions in 2015. As a result, 2016 is not directly comparable to 2015.

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Due to the inherent nature of insurance providers and patient deductibles, the anesthesia business is impacted by the seasonality of patient cases. Seasonality by quarter for 2016 is presented below:

Seasonality	Q1	Q2	Q3	Q4
2016	22.5%	24.0%	25.5%	28.0%

In the future, the Company expects anesthesia services revenue to continue to increase primarily through acquisitions and through organic growth of previously acquired businesses. Seasonality is driven by both patient cases and seasonal payor mix. As a result, revenue per patient will fluctuate quarterly.

Revenues from product sales for the year ended December 31, 2016 were $10,532,753 compared to $9,552,445 for 2015. Product sales for the fourth quarter of 2016 were $2,813,956 compared to $2,607,832 for the fourth quarter of 2015. The increase in product sales is the result of the continuing successful execution of the Company’s direct to physician program that provides physicians the ability to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience. As of December 31, 2016 the Company has trained 2,414 physicians to use the O’Regan System, representing 930 clinical practices. This compares to 2,175 physicians trained, representing 811 clinical practices, as of December 31, 2015.

In the future, the Company expects revenue from product sales to continue to increase, as it has historically, as we expand our physician network and increase physician use of our technology.

Total adjusted operating expenses

For the year ended December 31, 2016, total adjusted operating expenses were $36,864,304 compared to $22,016,845 for the year ended December 31, 2015. Total adjusted operating expenses were $11,321,510 for the fourth quarter of 2016 compared to $6,674,324 for the fourth quarter of 2015. The increases in adjusted operating expenses are primarily related to adjusted operating expenses in the anesthesia services business. Factors impacting the fluctuation of total adjusted operating expenses are consistent with those impacting operating expenses.

Anesthesia services adjusted operating expenses for the year ended December 31, 2016 were $29,767,269, compared to $15,528,409 for fiscal 2015. In the fourth quarter of 2016, anesthesia adjusted operating expenses were $9,492,140 compared to anesthesia adjusted operating expenses of $5,061,037 in the fourth quarter of 2015. Anesthesia services adjusted operating expenses primarily include labor related costs for certified registered nurse anesthetists and MD anesthesiologists, medical drugs and supplies, and billing and management related expenses. The Company’s first anesthesia acquisition was in the fourth quarter of 2014, with further acquisitions completed in 2015 and in 2016. As a result, 2016 is not directly comparable to 2015, with the majority of the increase relating to operating expenses for acquired companies.

Product sales adjusted operating expenses for the year ended December 31, 2016 were $4,059,858 compared to $3,723,633 for the year ended December 31, 2015. For the fourth quarter of 2016, product sales adjusted operating expenses were $1,083,481 compared to $949,743 for the fourth quarter of 2015. The increase in adjusted operating expenses compared to 2015 is a reflection of increased product cost and support, employee related costs and professional fees resulting from increased sales. Product sales expenses primarily include employee wages, product cost and support, marketing programs, office expenses, professional fees, and insurance. In the future, the Company expects adjusted operating expenses to increase as the Company continues to invest in activities designed to increase demand for training and use of the CRH O’Regan System.

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Corporate adjusted operating expenses for the year ended December 31, 2016 were $3,037,177 compared to $2,764,803 for 2015. In the fourth quarter of 2016, corporate adjusted operating expenses were $745,889, compared to $663,544 for the fourth quarter of 2015. The increase in corporate expenses from 2015 primarily reflects an increase in employee related costs and insurance, offset by a reduction in professional fees, and, in general, is reflective of the additional activities incurred in support of the Company’s expanded service offering.

Operating Income

Operating income for the year ended December 31, 2016 was $24,754,840 compared to $13,431,186 for fiscal 2015. Contributing to the improved operating income for the year is an increase in total adjusted operating EBITDA of $17,458,693, less incremental costs related to the amortization of acquired professional service agreements relating to acquisitions completed in 2015 and 2016 of $8,031,985, additional acquisition expenses of $65,726 and a decrease in stock based compensation expense of $1,372,775.

Operating income for the fourth quarter of 2016 was $9,173,148 compared to $4,672,629 for the three months ended December 31, 2015, an increase of $4,500,519. Contributing to the improved operating income is the increase in total adjusted operating EBITDA of $7,237,386, less incremental costs related to the amortization of acquired professional service agreements relating to acquisitions completed in 2015 and 2016 of $2,526,406, an increase in stock based compensation expense of $264,869, offset by a decrease in acquisition expenses of $65,708. Operating income has increased by $2,578,616 from the immediately preceding quarter.

Anesthesia operating income for the year ended December 31, 2016 was $22,591,893, an increase of $9,199,351 from fiscal 2015. Anesthesia operating income for the three months ended December 31, 2016 was $8,622,390, an increase of $4,681,446 from the fourth quarter of 2015. This is primarily reflective of the additional operating income generated by the acquisitions completed in 2015 and the acquisitions completed in 2016.

Product operating income for the year ended December 31, 2016 was $6,029,643, an increase of $846,342 from the year ended December 31, 2015. Product operating income for the three months ended December 31, 2016 was $1,590,453, an increase of $14,003 from the comparable period of 2015. The increase is primarily a result of the increased revenue in the year and quarter ended December 31, 2016, offset by increases in product expenses in the respective periods.

Adjusted operating EBITDA

Adjusted operating EBITDA attributable to shareholders of the Company for the year ended December 31, 2016 was $32,371,117, an increase of $8,946,771 from 2015. Adjusted operating EBITDA attributable to shareholders of the Company for the quarter ended December 31, 2016 was $10,281,382, an increase of $3,483,989 from the fourth quarter of 2015. The increase in adjusted operating EBITDA is primarily a reflection of the adjusted operating EBITDA contribution from the Company’s anesthesia services providers acquired in the third and fourth quarters of 2015 and in the second quarter of 2016.

Adjusted operating EBITDA attributable to non-controlling interest was $9,119,211 for the year ended December 31, 2016. This comprises the non-controlling interests’ share of revenues of $14,945,855 and adjusted operating expenses of $5,826,644. Adjusted operating EBITDA attributable to non-controlling interest was $4,219,211 for the fourth quarter of 2016. This comprises the non-controlling interests’ share of revenues of $6,535,774 and adjusted operating expenses of $2,316,563.

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Total adjusted operating EBITDA was $41,490,328 for the year ended December 31, 2016, an increase of $17,458,693 from the year ended December 31, 2015. Total adjusted operating EBITDA was $14,500,593 for the quarter ended December 31, 2016, an increase of $7,237,386 from the quarter ended December 31, 2015. Total adjusted operating EBITDA has increased by $2,845,256 from the third quarter of 2016.

Net finance (income) / expense

As a result of the Company’s debt facilities, the Company has recorded net finance expense of $4,423,362 for the year ended December 31, 2016, compared to net finance expense of $13,084,329 for the year ended December 31, 2015. For the three months ended December 31, 2016, the Company recorded net finance expense of $1,175,492, compared to net finance expense of $5,914,145 in the fourth quarter of 2015. Net finance expense is comprised of both interest and other debt related expenses, including fair value adjustments and costs related to debt extinguishment, as well as foreign exchange gains and losses on the Crown debt which is denominated in Canadian dollars and the related cross currency swap the Company entered into on the Crown debt on January 21, 2016. The cross currency swap locks in the repayment of the Crown debt principal and interest at a Canadian dollar to U.S. dollar rate of 1.448.

Cash interest paid in the year ended December 31, 2016 was $3,135,765 compared to $5,903,690 in 2015. Though the Company’s facility has increased in size and use, the Company’s cash interest has decreased due to the lower interest rates experienced on its Scotia facility. Cash interest paid in the three months ended December 31, 2016 was $709,239 compared to $2,313,786 for the three months ended December 31, 2015.

In the year ended December 31, 2016, the Company recorded an exchange gain of $1,007,673 in relation to the Crown note and the cross currency swap, compared to an exchange gain of $2,737,963 recorded in 2015. Excluding the impact of the exchange gain in the period, the finance expense for the year ended December 31, 2016 was $5,431,035 compared to $15,822,292 recorded in 2015. Finance expense, excluding fair value adjustments, costs related to debt extinguishment and exchange gains, was $5,226,077, compared to $8,273,489 for the year ended December 31, 2015. The fair value adjustment recorded in the year ($204,958) resulted from changes in estimates underlying the Company’s earn-out obligation. After excluding for fair value adjustments and foreign exchange, the primary cause of the decrease in finance expense from 2015 to 2016 is the extinguishment of the Knight and Bloom Burton notes at the end of 2015. In general, the decrease in finance expense is a reflection of the lower interest rate on the Scotia Facility in contrast to the interest rates charged on the Knight and Bloom Burton notes in 2015 as well as a decrease in the fair value adjustments recorded and the absence of debt extinguishment costs in 2016.

In the three months ended December 31, 2016, the Company recorded an exchange loss of $18,756 in relation to the Crown note and the cross currency swap in contrast to the exchange gain of $543,123 recorded in the last quarter of 2015. Excluding the impact of the exchange gain in the period, the finance expense for the three months ended December 31, 2016 was $1,156,737, compared to $6,457,267 for the three months ended December 31, 2015. Finance expense, excluding fair value adjustments and exchange gains, was $1,293,504, compared to $3,519,069 for the fourth quarter of 2015. The fair value adjustment recorded in the quarter ended December 31, 2016 ($136,767) resulted from changes in estimates underlying the Company’s earn-out obligation.

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Income tax expense

For the year ended December 31, 2016, the Company recorded an income tax expense of $4,255,150 compared to an income tax recovery of $2,912,970 for the year ended December 31, 2015. For the three months ended December 31, 2016, the Company recorded an income tax expense of $1,643,474 compared to an income tax recovery of $1,540,755 for the quarter ended December 31, 2015. The expense experienced in 2016 is a reflection of taxable income generated in both Canada and the US. Income tax expense relates only to income attributable to the Company’s shareholders. In 2016, the effective tax rate in respect of this income was 28%.

Net and comprehensive income

For the year ended December 31, 2016, the Company recorded net and comprehensive income attributable to shareholders of the Company of $10,564,233 compared to a net and comprehensive income attributable to shareholders of $3,076,191 for the year ended December 31, 2015. For the three months ended December 31, 2016, the Company recorded net and comprehensive income attributable to shareholders of the Company of $3,469,948 compared to a net and comprehensive income attributable to shareholders of $154,075 for the comparable period in 2015. The increase in earnings compared to 2015 is reflective of anesthesia services’ contribution to earnings and the decrease in finance expense incurred in the period, partially offset by tax expense in the period. Net and comprehensive income attributable to shareholders has increased by $600,434 compared to the third quarter of 2016.

Net and comprehensive income attributable to non-controlling interest was $5,512,095 for the year ended December 31, 2016. Net and comprehensive income attributable to non-controlling interest was $2,884,234 for the three months ended December 31, 2016. Net and comprehensive income attributable to non-controlling interest has increased by $728,228 when compared to the third quarter of 2016.

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SUMMARY OF QUARTERLY RESULTS (Unaudited)

The following table sets forth certain unaudited consolidated statements of operations data expressed in thousands of United States dollars, except for per share figures, for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2015.

(in 000’s of US$, except EPS)	Q4 ‘16	Q3 ‘16	Q2 ‘16	Q1 ‘16	Q4 ‘15	Q3 ‘15	Q2 ‘15	Q1 ‘15
Anesthesia services revenue[1]	23,008	19,447	13,930	11,437	11,330	9,195	8,514	7,457
Product sales revenue	2,814	2,661	2,657	2,400	2,608	2,415	2,367	2,163
Total revenue	25,822	22,108	16,587	13,837	13,938	11,610	10,881	9,620
Total operating expense	16,649	15,514	11,546	9,891	9,265	9,325	7,728	6,300
Adjusted operating expenses[2]
Anesthesia services[2]	9,492	8,794	6,158	5,323	5,061	4,023	3,460	2,984
Product sales[2]	1,083	974	1,004	998	950	888	981	904
Corporate[2]	746	685	853	754	664	798	665	639
Total adjusted operating expenses[2]	11,321	10,453	8,015	7,075	6,675	5,709	5,106	4,527
Operating income	9,173	6,595	5,041	3,946	4,673	2,285	3,154	3,320
Adjusted operating EBITDA[3] - non-controlling interest[4]	4,219	2,533	1,518	848	465	142	-	-
Adjusted operating EBITDA[3] - shareholders of the Company	10,281	9,122	7,054	5,914	6,797	5,759	5,775	5,093
Adjusted operating EBITDA[3] - total	14,500	11,655	8,572	6,762	7,264	5,901	5,775	5,093
Net finance (income) expense	1,175	1,381	2,156	(289)	5,914	1,013	4,492	1,665
Income tax expense (recovery)[5]	1,643	188	1,219	1,204	(1,541)	(442)	(661)	(269)
Net income (loss)	6,354	5,026	1,666	3,031	299	1,714	(678)	1,924
Attributable to:
Shareholders of the Company	3,470	2,870	1,269	2,956	154	1,676	(678)	1,924
Non-controlling interest(4)	2,884	2,156	397	75	145	38	-	-

Operating EBITDA per share attributable to shareholders
Basic	0.142	0.127	0.099	0.083	0.096	0.083	0.083	0.083
Diluted	0.138	0.123	0.095	0.080	0.092	0.080	0.083	0.080
Earnings (loss) per share attributable to shareholders
Basic	0.048	0.040	0.018	0.041	0.002	0.024	(0.010)	0.031
Diluted	0.047	0.039	0.017	0.040	0.002	0.023	(0.010)	0.030

[2]	Adjusted operating expenses: This is a non-IFRS measure defined as operating expenses before acquisition related expenses, stock based compensation, depreciation and related expenses, amortization and asset impairment charges. Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.
[3]	Adjusted operating EBITDA: This is a non-IFRS measure defined as operating earnings before interest, taxes, depreciation and related expenses, amortization, stock based compensation, acquisition related corporate expenses and asset impairment charges. Refer to the end of this document for the reconciliation of reporting financial results to non-IFRS measures.
[4]	Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.
[5]	Income tax expense for the three months ended September 30, 2016 includes an immaterial adjustment related to the prior quarters in 2016 associated with the non-controlling interests’ share of income tax expense.

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SUMMARY OF QUARTERLY RESULTS (Unaudited)

During the year, we continue to analyze payor rate data with regards to our cash collection experience. This data impacts our calculation and reporting of revenues, especially for recently acquired businesses. In the fourth quarter of the year, we made certain adjustments to reflect our collection experience. If these adjustments were made in the quarter the revenue was earned, operating EBITDA adjusted attributable to shareholders and non-controlling interest would, as a percentage of revenue, follow the same pattern in the fourth quarter of 2016 as experienced in the third quarter of 2016.

With the Company’s continued expansion of its anesthesia business the effects of these adjustments will be mitigated.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2016, the Company had $9,507,004 in cash and cash equivalents compared to $3,572,344 at the end of 2015. The increase in cash and equivalents is primarily a reflection of cash generated from operations less cash used to finance acquisitions.

Working capital was $9,657,303 compared to working capital of $3,272,075 at December 31, 2015.    The Company expects to meet its short-term obligations, including short-term obligations in respect of its notes payable and deferred consideration through cash earned through operating activities.

The Company has financed its operations primarily from revenues generated from product and anesthesia services and through equity and debt financings and a revolving credit facility. As of December 31, 2016, the Company has raised approximately $51 million from the sale and issuance of equity securities. The Company also obtained debt financing of $52 million via senior and subordinated credit facilities with Crown, Bloom Burton and Knight in 2014 and entered into a revolving credit facility with the Bank of Nova Scotia for $33,000,000 in 2015 which was subsequently increased to $55,000,000 in 2016.

The Company’s outstanding credit facilities are described as follows:

Crown Capital Fund III Management Inc. (“Crown Note”)

On December 1, 2014, the Company entered into an agreement to borrow funds in the form of a subordinated note payable from Crown Capital Fund III Management Inc. At inception, the original amount of the note payable was CAD$22,500,000 (USD$19,863,000). The note bears interest at 12% per annum with a decrease to 10% upon repayment and performance in full of the Company’s obligations under its senior credit agreement (see Scotia Facility). Interest on the note is payable on a quarterly basis beginning March 31, 2015, with the payment of the principal scheduled for June 1, 2018. The Company has the option to prepay the Crown Note beginning December 1, 2017. In compensation for its services, the Company paid Crown a combination of cash CAD$1,350,000 (USD$1,191,780) and shares (2,000,000 common shares) in addition to reimbursement of legal costs in relation to issuance of the note. The Crown note is subordinate to the Scotia Facility. The note is classified as an other financial liability and recorded at amortized cost.

In June 2016, the Company amended the Crown Note to accommodate an increase to the Scotia Facility, noted below, as well as amended the financial covenants under the agreement to align with the Scotia Facility. The Company paid $174,060 (CAD$225,000) in fees to Crown in respect of the amendment.

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The Company has entered into a cross currency swap which locks in the repayment of the Crown debt principal and interest at a Canadian dollar to U.S. dollar rate of 1.448.

The Bank of Nova Scotia (“Scotia Facility”)

On November 24, 2015, the Company entered into a credit facility with the Bank of Nova Scotia. The facility, which has a maturity date of April 30, 2018, provided financing of up to $33,000,000. On June 15, 2016, the Company amended the Scotia Facility to provide financing of up to $55,000,000. In conjunction with this amendment, the Company paid $390,400 in fees to the Bank of Nova Scotia and legal counsel. As at December 31, 2016, the Company had drawn $29,000,000 on the amended Facility (December 31, 2015 - $17,000,000). The Facility is repayable in full at maturity, with scheduled principal repayments on a quarterly basis being made since March 31, 2016 based upon the outstanding balance of the Facility. The Facility is a revolving credit facility which the Company may terminate at any time without penalty. The credit facility bears interest at a floating rate based on the US prime rate, LIBOR or bankers’ acceptance rates plus an applicable margin. At December 31, 2016, the interest rate on the facility was LIBOR plus 2.75%. The Facility is secured by the assets of the Company. The Company is required to maintain the following financial covenants in respect of the Facility for the quarter-ended and year ended December 31, 2016:

Financial Covenant	Required Ratio
Senior debt to EBITDA ratio	2.25:1.00
Total funded debt ratio	3.00:1.00
Fixed charge coverage ratio	1.30:1.00

The Company is in compliance with the above covenants at December 31, 2016.

Cash provided by operating activities for the year ended December 31, 2016 was $32,922,582 compared to $17,957,340 for fiscal 2015. Cash provided by operating activities for the three months ended December 31, 2016 was $10,669,732 compared to $6,272,382 for the last quarter of 2015.

The Company’s near-term cash requirements relate primarily to interest payments, quarterly principal payments in respect of the Scotia facility, annual payments in respect of the deferred consideration in relation to the Austin acquisition and the GAA earn-out obligation, operations, working capital and general corporate purposes, including further acquisitions. Based on the current business plan, the Company believes cash and cash equivalents and the availability of its revolving credit facility will be sufficient to fund the Company’s operating, debt repayment and capital requirements for at least the next 12 months. The Company updates its forecasts on a regular basis and will consider additional financing sources as appropriate.

The following table summarizes the relative maturities of the financial liabilities of the Company:

At December 31, 2016	Maturity
	TOTAL	Less than one year	One to three years	Four to five years	After five years
Trade and other payables	$3,229,685	$3,229,685	$-	$-	$-
Employee benefits	226,874	226,874	-	-	-
Notes payable and bank indebtedness	48,495,668	8,970,825	39,524,843	-	-
Earn-out obligation	14,120,227	-	14,120,227	-	-
Deferred consideration	4,200,000	900,000	3,300,000	-	-
	$70,272,454	$13,327,384	$56,945,070	$-	$-

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As at December 31, 2016, the Company has no material contractual obligations, other than those obligations relating to its leases of premises and those obligations under its debt agreements, deferred consideration agreements, and earn-out obligations as described above. The minimum lease payments in respect of the Company’s leases will be $113,894 in fiscal 2017.

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OUTSTANDING SHARE CAPITAL

As at December 31, 2016, there were 72,745,939 common shares issued and outstanding for a total of $52,706,484 in share capital.

As at December 31, 2016, there were 1,603,124 options outstanding at a weighted-average exercise price of $0.47 per share, of which 1,177,499 were exercisable into common shares at a weighted-average exercise price of $0.45 per share. As at December 31, 2016, 2016, there were 3,418,000 share units issued and outstanding.

As at February 22, 2017 there were 72,745,939 common shares issued and outstanding for a total of $52,706,484 in share capital. There are 1,596,874 options outstanding at a weighted-average exercise price of $0.48 per share, of which 1,249,374 are exercisable into common shares at a weighted average price of $0.47 per share. As at February 22, 2017, there are 3,398,000 share units issued and outstanding.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

PROPOSED TRANSACTIONS

As at December 31, 2016, the Board of Directors had not committed to proceed with any proposed asset or business acquisitions or dispositions that are not disclosed herein.

TRANSACTIONS WITH RELATED PARTIES

Balances and transactions between the Company and its wholly owned and controlled subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

(a)	Related party transactions:

The Company paid or accrued fees of $210,100 (2015 - $210,916) to Directors of the Company. Additionally, the Company made product sales totaling $37,277 (2015 - $36,800) to four companies owned or controlled by two of the Company’s Directors. The transaction terms with related parties may not be on the same price as those that would result from transactions among non-related parties.

In 2015 and up until June 16, 2016, one of the directors of the Company was an indirect shareholder of KGAA.

(b)	Compensation of key management personnel:

Key management personnel compensation, including directors, is as follows:

	2016	2015

Salaries, directors’ fees and other benefits	$1,369,329	$988,647
Share-based payments	801,311	2,295,237

	$2,170,640	$3,283,884

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DISCLOSURE CONTROLS AND PROCEDURES (DCP) AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (ICFR)

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed in the prescribed filings and reports filed with the Canadian securities regulatory authorities is recorded, processed, summarized and reported on a timely basis. The Company’s controls are also designed to provide reasonable assurance that information required to be disclosed is assimilated and communicated to senior management in a timely manner so that appropriate decisions can be made regarding public disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures and concluded that they provide reasonable assurance that material information relating to the Company was made known to them and reported as required.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards. Management, including the Company’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, which has been developed based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO (2013)). The Company’s Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the COSO (2013) framework and concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.

Regardless of how well an internal control system is designed and operated, it can provide only reasonable, not absolute, assurance that all misstatements due to error or fraud will be detected or prevented from occurring in the financial statements due to the inherent limitations of any internal control system.

During 2016, there were no significant changes in the Company’s internal controls over financial reporting that have materially affected or are reasonably likely to affect the Company’s internal controls over financial reporting.

As permitted by National Instrument 52-109, the evaluation of the design of disclosure controls and procedures and internal controls over financial reporting does not include controls, policies and procedures covering the Company’s acquisitions completed in the second quarter of 2016. Prior to its acquisition by the Company, Austin, Community and Arapahoe were privately held companies. Revenues totaling $18,567,366 and net income before tax of $6,266,973 from these acquisitions were included in our consolidated financial statements for the year ended December 31, 2016.

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CRITICAL ACCOUNTING ESTIMATES

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to the assessment for impairment and useful lives of intangible assets, determining the fair value of share units, estimates supporting reported anesthesia revenues, the recoverability of trade receivables, the valuation of certain long term liabilities and other assets, including liabilities relating to contingent consideration, the vesting term for share units with market and non-market based performance targets, the valuation of acquired intangibles, the valuation of deferred tax assets and the allocation of purchase consideration to the fair value of assets acquired and liabilities assumed.

Significant judgments made by management in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements includes the determination of functional currency and the accounting classification of financial instruments. In conjunction with the Company’s business acquisitions, these judgments also include the Company’s determination of control for the purposes of consolidation and the Company’s definition of a business.

We consider the estimates and assumptions described in this section to be an important part in understanding the financial statements. These estimates and assumptions are subject to change, as they rely heaving on management’s judgment and are based on factors that are inherently uncertain.

(a)	Impairment and useful lives of long-lived assets:

The Company’s intangible assets are comprised of purchased technology, purchased professional service agreements, and patents. The cost of the Company’s intangible assets is amortized on a straight-line basis over the estimated useful life ranging from 2.8 to 20 years. Factors considered in estimating the useful life of intangible assets include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, and the effects of competition. Costs incurred to establish and maintain patents for intellectual property developed internally are expensed in the period incurred.

The carrying amounts of the Company’s intangible assets are reviewed at each balance sheet date to determine whether there is any indication of impairment as required by IAS 36. If any such indication exists, the asset’s recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of the intangible assets or their cash-generating unit exceeds their recoverable amount. Impairment losses are recognized in the statements of operations.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In accordance with IFRS if, subsequent to impairment, an asset’s discounted future net cash flows exceeds its book value, the impairment previously recognized can be reversed. However, the asset’s book value cannot exceed what its amortized book value would have been had the impairment not been recognized.

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During the year ended December 31, 2015, the Company recorded an impairment charge of $389,693 in relation to the AHP acquisition as a result of the closure of one of the endoscopy centers to which the Company provided anesthesia services under a professional services agreement.

(b)	Revenue recognition – Anesthesia services:

Anesthesia services revenue consists primarily of patient revenues and is recognized as services are rendered. Patient service revenue is reported net of provisions for contractual allowances and other discounts from third party payors and patients. The Company has agreements with third-party payors that provide for payments to the Company at amounts different from its established billing rates. The differences between the estimated program reimbursement rates and the standard billing rates are accounted for as contractual adjustments, which are deducted from gross revenues to arrive at net operating revenues. Retroactive adjustments, if any, are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods as final settlements are determined. Accounts receivable resulting from such payment arrangements are recorded net of contractual allowances. The provision for contractual allowances and discounts are recognized on an accrual basis. These amounts are deducted from gross service revenue to determine net service revenue.

(c)	Accounts receivable and allowance for doubtful accounts:

The Company’s accounts receivable are related to providing healthcare services to patients and the sale of product directly to physicians. Collection of these accounts receivable is the Company’s primary source of cash and is critical to its operating performance. The Company’s primary collection risks relate to patient deductibles, co-payments and self-insured amounts owed by the patient. The Company’s estimate for the allowance for doubtful accounts is calculated based on historical experiences and collection experience. The Company believes that it collects substantially all of its receivables related to providing healthcare to patients, net of contractual allowances and from the sale of product directly to physicians. To date, the Company believes there has not been a material difference between bad debt allowances and the ultimate historical collection rates on accounts receivables. The Company reviews its overall bad debts reserve for adequacy by monitoring historical cash collections as a percentage of net revenue. Uncollected accounts are written off when management determines that the balance is uncollectible.

(d)	Stock-based compensation:

The Company uses the fair-value based method of accounting for share-based compensation for all awards of shares units and stock options granted. Under the fair value based method, share-based awards to employees are measured at the fair value of the equity instrument issued as of the grant date using either the Black-Scholes or Binomial model and estimated forfeitures. The application of this pricing model requires management to estimate several variables, including the period for which the instrument is expected to be outstanding, price volatility of the Company’s stock over the relevant timeframe, the determination of a relevant risk free interest rate, assumption regarding the Company’s future dividend rate policy and estimate of the number of awards that will vest. Changes in one or more assumptions could materially impact the value derived for these equity instruments.

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(e)	Income taxes:

Income tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized into earnings except to the extent that it relates to a business combination, or items recognized directly in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable earnings, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

FUTURE CHANGES IN ACCOUNTING POLICIES

New standards and interpretations not yet applied:

IFRS 9 - Financial Instruments:

On July 24, 2014 the IASB issued the complete IFRS 9 (IFRS 9 (2014)). IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard also introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment.

IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Special transitional requirements have been set for the application of the new general hedging model.

The Company intends to adopt IFRS 9 (2014) in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

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IFRS 15 - Revenue Recognition:

On May 28, 2014 the IASB issued IFRS 15 Revenue from Contracts with Customers. The new standard is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted.

IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.

The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.

The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 16 – Leases:

In January 2016, the IASB issued IFRS 16 – Leases, which supersedes IAS 17 – Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases. The standard establishes a single model for lessees to bring leases on-balance sheet while lessor accounting remains largely unchanged and retains the finance and operating lease distinctions. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted, but only if also applying IFRS 15 – Revenue from contracts with Customers. The Company is currently evaluating the impact on IFRS 16 on its financial statements.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, derivative assets, trade and other payables, employee benefit obligations, short term advances, notes payable, deferred consideration and the Company’s earn-out obligation. The fair values of these financial instruments, except the derivative asset, notes payable balances, deferred consideration and the earn-out obligation, approximate carrying value because of their short-term nature. The earn-out obligation and derivative asset are classified as financial instruments recorded at fair value through earnings. For all other debt balances, the fair value of these financial instruments approximates carrying value; the Scotia Facility is a floating rate instrument and due to the subordinate nature of the Crown Note, management has assessed that the carrying value of this fixed rate instrument reflects fair value. The carrying value of the deferred consideration approximates fair value as the discount rate used is reflective of the underlying credit risk of the Company.

Cash and cash equivalents and trade and other receivables are classified as loans and receivables, which are measured at amortized cost. Trade and other payables, employee benefit obligations and short term advances are classified as other financial liabilities, which are measured at amortized cost.

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Notes payable balances and deferred consideration are also measured at amortized cost. The Company’s derivative asset and earn-out obligation are measured at fair value.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and market risk.

Credit risk

Credit risk is the risk of financial loss to the Company if counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, and trade receivables. The carrying amount of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions and only investing in liquid, investment grade securities.

The Company has a number of individual customers and no one customer represents a concentration of credit risk.

The carrying amount of trade receivables is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement within operating expenses. When a receivable balance is considered uncollectible it is written off against the allowance. Subsequent recoveries of amounts previously written off are credited against operating expenses in the income statement.

No one customer accounts for more than 10% of the Company’s consolidated revenue. Credit risk associated with the collection of receivables is considered low. The Company establishes a provision for losses on accounts receivable if it is determined that all or part of the outstanding balance is uncollectable. Collectability is reviewed regularly and an allowance is established or adjusted, as necessary, using a combination of the specific identification method and historic collection patterns.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2016	2015

Cash and cash equivalents	$9,507,004	$3,572,344
Trade receivables	9,804,920	7,031,030

	$19,311,924	$10,603,374

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company ensures that there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash as well as unused credit facilities.

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Market risk

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates, will affect the Company’s income or the value of the financial instruments held.

(i)	Foreign currency risk:

The majority of the Company’s sales and purchases are made in U.S. dollars. However, certain of the Company’s revenues and expenses are denominated in Canadian dollars. Foreign currency risk reflects the risk that the Company’s earnings will be impacted by fluctuations in exchange rates. The objective of the Company’s foreign exchange risk management activities is to minimize transaction exposures and the resulting volatility of the Company’s earnings. The Company manages this risk by pricing sales in U.S. dollars or the currency of the expenses being incurred. The Company has not entered into any forward foreign exchange contracts as at December 31, 2016, except as described herein. Due to the immaterial nature of the Company’s Canadian dollar revenues and expenses, foreign currency risk in this area is considered low. Similarly, foreign currency risk in respect of foreign currency denominated working capital balances is also low due to its limited value and exposure.

At December 31, 2016, the Company has a Canadian dollar denominated loan. The Company has entered into a cross currency swap to mitigate foreign currency risk in respect of the loan. Foreign exchange gains and losses arising from the revaluation of the loan is included in earnings, but is offset by gains and losses arising on the cross currency swap derivative asset. As a result, with all other variables held constant, a 10% point increase in the value of the Canadian dollar relative to the U.S. dollar would not have a material impact on net income.

Interest rate risk

The Company’s policy is to invest cash and equivalents at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for the Company. Fluctuations in interest rates impact the value of cash equivalents. The Company’s interest bearing liabilities are fixed rate instruments, except for its Scotia Facility. Fluctuations in market interest rates will have no significant impact on the Company’s fixed rate debt instruments, but may impact the fair value of such instruments at any given date. With respect to the Company’s Scotia Facility, with all other variables held constant, a 10% point increase in the interest rate would have reduced net income by approximately $92,000 for the year ended December 31, 2016 (2015 - $5,000). There would be an equal and opposite impact on the net income with a 10% point decrease.

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LEGAL PROCEEDINGS

The Company is a party to a variety of agreements in the ordinary course of business under which it may be obligated to indemnify third parties with respect to certain matters. These obligations include, but are not limited to contracts entered into with physicians where the Company agrees, under certain circumstances, to indemnify a third party, against losses arising from matters including but not limited to medical malpractice and product liability. The impact of any such future claims, if made, on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to final outcome of these potential claims.

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NON-IFRS MEASUREMENTS

The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the consolidated financial statements and accompanying notes for the consolidated financial statements for the year ended December, 2016.

The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include adjusted operating EBITDA and adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

The Company defines adjusted operating EBITDA as operating earnings before interest, taxes, depreciation and related expenses, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Adjusted operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

The Company defines adjusted operating expenses as operating expenses before acquisition related expenses, stock based compensation, depreciation and related expenses, amortization and asset impairment charges. Adjusted operating expenses are presented on a basis consistent with the Company’s internal management reports.

The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

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Adjusted operating EBITDA

For the three months ended	2016				2015				2014
(USD in thousands)	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar	Dec
Adjusted operating EBITDA attributable to:
Shareholders of the Company	10,281	9,122	7,054	5,914	6,797	5,758	5,775	5,093	2,670
Non-controlling interest	4,219	2,533	1,518	848	465	142	-	-	-
Total adjusted operating EBITDA	14,500	11,655	8,572	6,762	7,263	5,900	5,775	5,093	2,670
Amortization expense	(4,715)	(4,711)	(2,925)	(2,475)	(2,188)	(1,745)	(1,459)	(1,402)	(458)
Depreciation and related expense	(30)	(31)	(30)	(15)	(18)	(17)	(17)	(12)	(13)
Stock based compensation	(525)	(297)	(290)	(264)	(261)	(1,001)	(1,145)	(343)	(69)
Acquisition expenses	(58)	(21)	(286)	(62)	(123)	(221)	-	(16)	(845)
Impairment of inventory	-	-	-	-	-	(241)	-	-	-
Impairment of intangible assets	-	-	-	-	-	(390)	-	-	-
Operating income	9,172	6,595	5,041	3,946	4,673	2,285	3,154	3,320	1,285
Net finance income (expense)	(1,175)	(1,381)	(2,156)	289	(5,914)	(1,013)	(4,492)	(1,665)	(1,623)
Income tax (expense) recovery	(1,643)	(188)	(1,219)	(1,205)	1,541	442	661	270	721
Net and comprehensive income (loss)	6,354	5,026	1,666	3,030	300	1,714	(677)	1,925	383

Adjusted operating expenses

For the three months ended	2016				2015				2014
(USD in thousands)	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar	Dec

Anesthesia services - adjusted operating expense	9,492	8,794	6,158	5,323	5,061	4,023	3,460	2,984	1,255
Amortization expense	4,715	4,711	2,925	2,475	2,188	1,745	1,459	1,403	458
Depreciation and related expense	1	3	2	2	4	3	2	-	-
Stock based compensation	120	38	27	17	12	13	10	2	-
Acquisition expenses	58	21	286	62	123	221	-	-	-
Impairment of intangible assets	-	-	-	-	-	390	-	-	-
Anesthesia services expense	14,386	13,567	9,398	7,879	7,389	6,395	4,931	4,389	1,713

Product sales - adjusted operating expense	1,083	974	1,004	998	950	888	981	904	978
Amortization expense	-	-	-	-	-	-	-	-	-
Depreciation and related expense	15	15	15	1	1	1	1	1	1
Stock based compensation	125	90	99	84	81	106	80	136	22
Impairment of inventory	-	-	-	-	-	241	-	-	-
Product sales expense	1,223	1,079	1,118	1,083	1,031	1,236	1,062	1,041	1,001

Corporate - adjusted operating expenses	746	684	853	754	664	798	665	638	843
Amortization expense	-	-	-	-	-	-	-	-	-
Depreciation and related expense	14	14	13	13	14	14	14	11	12
Stock based compensation	280	169	164	162	167	882	1,056	205	47
Acquisition expenses	-	-	-	-	-	-	-	16	845
Corporate expense	1,040	867	1,030	929	845	1,694	1,735	870	1,747

Total adjusted operating expense	11,321	10,453	8,015	7,075	6,675	5,709	5,106	4,527	3,076
Total operating expense	16,649	15,514	11,546	9,891	9,265	9,325	7,728	6,300	4,461

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